FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04030515

82-1711

Fosters Brewing
SUPPL

FOSTER'S GROUP
Inspiring Global Enjoyment

13 May, 2004

FOSTER'S RESOLVES EMANUEL LITIGATION

Foster's Group Limited (Foster's) today announced that it has successfully resolved the Emanuel Group Litigation. The final step in this long running dispute was the approval by the Federal Court in Adelaide of a settlement agreement that brings the litigation to an end.

The settlement concludes several years of litigation brought by the Liquidator of the Emanuel Group against Foster's, and a number of its subsidiary companies, to recover:

- preference share dividends paid to a Foster's subsidiary by an Emanuel Group company in the 1980's;
- a settlement sum paid by a Foster's subsidiary to the Emanuel Group in 1995; and
- land in Queensland, or its value, which was transferred to a Foster's subsidiary by the Emanuel Group in 1995.

The resolution of this matter follows the judgement delivered by Justice Chesterman in the Queensland Supreme Court in July 2003 which found in Foster's favour and dismissed all of the Liquidators' claims. Justice Chesterman also made costs orders in favour of Foster's on an indemnity basis against the Liquidator, the Emanuel Group and the Emanuel Group's financial backer, Gordian RunOff Limited.

The Liquidator subsequently filed an appeal, which, as a result of today's court approval of the terms of settlement, will now not be pursued. Foster's costs claims have also been resolved to Foster's satisfaction.

The terms of the settlement are confidential, however, Foster's is extremely pleased with the outcome.

For further information contact:

Media
Nicole Devlin
Tel: +613 9633 2261
Mob: 0418 202 375

Investor Relations
Robert Porter
Tel: +613 9633 2560
Mob: 0407 391 829

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